Friday, November 30, 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Ibolya Ignat, Staff Accountant

Re:Biomoda, Inc.
Item 4.02 (a) Form 8-K filed November 16, 2007
File No. 333-90738

Dear Ms. Ignat;

We have reviewed your comment letter and have the following responses:

1.	Please disclose the circumstances that led to the discovery of the error described in your Form 8-K.

Biomoda issued shares to Advanced Optics Electronics, Inc. on April 4 2007.  The bookkeeper at the time mistakenly entered the stock value as Consulting Expense.  We changed bookkeepers in July, 2007.  After the 2nd Quarter 10Q was filed, we realized that the issuance to Advanced Optics Electronics, Inc. was for payment on the Line of Credit and not for Consulting.  We informed our auditors.  They informed us that an 8-K would be needed, and that a 10QSB/A would need to be filed.

2.	Elaborate on any internal control deficiencies that allowed the material weakness in your internal control over financial reporting to prevail over time.

We had deficiencies in our communications between management and bookkeeping.  Key information and backup documentation was not properly managed. This was essentially a personnel issue including a poor manager and poor bookkeeper.  Both have been replaced. We have upgraded our bookkeeping capabilities and streamlined our internal communication relating to accounting administration and reporting.   We hired an outside CPA firm to help train the Biomoda Bookkeeper, and to help review and compile financial data to our auditors for the quarterly reports.

3.	Provide us with an estimated time-frame as to when you intend to file the Form 10-QSB/A for the period ended June 30, 2007.

We are currently working on the 10QSB/A and estimate that it should be ready to file by December 15, 2007.

P.O. Box 11342
Albuquerque, NM 87192
Phone:  505-821-0875

Biomoda acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John J. Cousins
President
Biomoda, Inc.

P.O. Box 11342
Albuquerque, NM 87192
Phone:  505-821-0875